US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-8300
December 14, 2006
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. Edward M. Kelly, Esq.

Re:	Acceleration Request US BioEnergy Corporation Registration Statement on Form S-1 (File No. 333-136279)
Ladies and Gentlemen:
     US BioEnergy Corporation, a South Dakota corporation (the “Company”), hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-136279) (the “Registration Statement”) so that the Registration Statement may be declared effective at 2:00p.m., Eastern Standard Time, on December 14, 2006, or as early as practicable thereafter.
     The Company acknowledges that, should the Securities Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures. Finally, the Company acknowledges that it may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     The Company requests that it be notified of such effectiveness by a telephone call to the undersigned at (651) 355-8328 and Brian W. Duwe of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0816 and that such effectiveness also be confirmed in writing.

Very truly yours, US BIOENERGY CORPORATION
By:	/s/ Gregory S. Schlicht
Name:	Gregory S. Schlicht
Title:	Vice President, General Counsel and Corporate Secretary